Doroni Aerospace, Inc.



ANNUAL REPORT

11555 Heron Bay Blvd.

Coral Springs, FL 33076

(305) 354-6918

https://www.doroni.io/

This Annual Report is dated May 6, 2024.

BUSINESS

Doroni Aerospace, Inc. (the "Company", "Doroni" "we" "us" or "ours") is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product is currently under development, the Doroni H1, which is a two-seater personal eVTOL that is anticipated by the Company to be made available for public purchase which anyone can own, fly, and park in a standard two-car garage. In order to get started, the Company anticipates that customers will need a current valid driver's license and completion of a 20-hour training course provided by the Company. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch at the beginning of 2026.

Doroni was founded in 2016, with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Doroni's mission is to democratize the power of flight and ultimately envisions Doroni eVTOLs serving as one of the primary clean transportation solutions for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among the Company's core guiding principles, informing everything from product design, customer/user experience, to bringing its technology to scale. The H1 eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot's license after years of flight training.

Doroni's global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. Doroni believes the transportation sector, and the world at large, stands at an inflection point and the Company is positioning itself to deliver a disruptive technological change to commuter transportation with a magnitude similar to the smartphone's impact on the world of telecommunications.

Doroni anticipates that it will operate direct sales channels primarily to first responder and police markets, brand experience stores, pop-up locations in key US and European markets, as well as online sales.

Doroni Aerospace, Inc. was initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and it converted to a Delaware C-Corporation on October 6, 2021.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 50,585,000

Use of proceeds: Founder's Shares + R&D

Date: October 06, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,064,001.95

Number of Securities Sold: 4,645,592

Use of proceeds: R&D and Marketing

Date: April 29, 2022

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 85,120

Use of proceeds: StartEngine Equity Fee from Reg CF

Date: April 29, 2022

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,415,000

Use of proceeds: 2022 Equity Incentive Plan

Date: January 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 3,304,000

Use of proceeds: New Employee Option Plan

Date: July 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $2,353,953.84

Number of Securities Sold: 1,274,441

Use of proceeds: R&D

Date: March 04, 2023

Offering exemption relied upon: Regulation CF

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 28,475

Use of proceeds: StartEngine Equity Fee from Reg CF

Date: March 04, 2023

Offering exemption relied upon: Regulation CF

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $2,248,112.56

Number of Securities Sold:1,115,440

Use of proceeds: R&D

Date: Dec 11, 2023

Offering exemption relied upon: Regulation CF

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 27,194

Use of proceeds: StartEngine Equity Fee from Reg CF

Date: Dec 11, 2023

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

We have not yet generated revenue. We believe we can operate for around 3-4 months without revenue generation without this Offering. With an anticipated increase in the burn rate and assuming we raise the full amount in this offering and other offerings and investments, we believe we can operate for approximately 12 months.

In March 2023, we closed a Regulation CF raise on StartEngine and raised an aggregate of approximately $2.4M (the "Reg CF Offering"). We are currently utilizing those proceeds for our operations and furthering our goals and milestones.

Our current milestones are: the completion of the H1 P2, redesigning H1 P3, and progression on certification and preparing for mass production. While the amount raised in this offering is not likely to complete the development of the H1 P2, it will significantly further our business plan toward the milestones.

Foreseeable major expenses based on projections:

We estimate the following expenses for 2024.

Sales and Marketing: $600K;
Research & Development: $2.8M; and
G&A: $1.4M

Future operational challenges:

The operational challenges we foresee are building, testing, and optimizing our design tailored to our target markets. We also understand that the FAA will have specifications and regulations requirements that will have to be incorporated into the H1.

Scaling up according to our milestones is another challenge. We understand that this is a difficult phase, moving from one working certified vehicle to being mass-produced once the tooling is complete.

Future challenges related to capital resources:

The challenge will be to control the cash flow and inject capital at the right time so the Company can progress at the fast pace we anticipate. We also believe current international supply chain issues may present a challenge to capital resources.

Future milestones and events:

Once we raise the full amount from this Offering, we can progress on developing the H1 P2.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $735,177.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Accounts Payable: $ 20,600
Credit cards: $ 62,940
Right of use liability, current portion: $ 133,031
Other current liabilities: $ 16,209
Right of use liability: $ 186,547
Pre Order Deposits: $ 150,000
Total: $ 569,327

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Doron Merdinger

Doron Merdinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO), Founder, Director

Dates of Service: November, 2016 - Present

Responsibilities: CEO of the company, responsibilities include: overseeing the day to day operations of the company and managing all strategy and business decisions. Mr. Merdinger is the company's majority shareholder with 50,585,000 shares of Common Stock.

Name: Yaakov Werdiger

Yaakov Werdiger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer (COO)

Dates of Service: March, 2023 - Present

Responsibilities: Operation and funding.

Other business experience in the past three years:

Employer: Champ Autos

Title: CEO

Dates of Service: January, 2019 - June, 2021

Responsibilities: CEO

Name: Brian Weiner

Brian Weiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (CFO)

Dates of Service: December 2023 - Present

Responsibilities: Company Financials

Other business experience in the past three years:

Employer: Excel, Inc.

Title: CEO

Dates of Service: December 2009

Responsibilities: Director of Financial Planning and Analysis

Name: David Gambill

David Gambill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Aerospace Engineering H1 Project Manager

Dates of Service: April 2023 - Present

Responsibilities: Work with the design team to continue the development of H1 personal eVTOLs. Manage work with the internal team, partners, and suppliers to boost development.

Other business experience in the past three years:

Employer: XTI Aircraft

Title: Chief Engineer

Dates of Service: November 2020 - July 2022

Responsibilities: Aerospace Engineering

Other business experience in the past three years:

Employer: GnG Design LLC

Title: CEO and Entrepreneur

Dates of Service: September 2014 - Present

Responsibilities: CEO and Entrepreneur

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Doron Merdinger

Amount and nature of Beneficial ownership: 50,585,000

Percent of class: 83.29

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Common Stock

The amount of security authorized is 100,000,000 with a total of 60,730,128 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 65,343,724 shares, includes 60,730,128 shares of Common Stock (includes 5,415,000 shares to be issued pursuant to stock options), 3,304,000 shares of Class A Common Stock (includes 3,304,000 of shares to be issued pursuant to stock options for the Company's Equity Incentive Plan), and 1,309,596 shares of Series Seed 1 Preferred Stock.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 3,304,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The Class A Common shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

The total number of shares outstanding on a fully diluted basis, 65,343,724 shares, includes 60,730,128 shares of Common Stock (includes 5,415,000 shares to be issued pursuant to stock options), 3,304,000 shares of Class A Common Stock (includes 3,304,000 of shares to be issued pursuant to stock options for the Company's Equity Incentive Plan), and 1,309,596 shares of Series Seed 1 Preferred Stock.

Series Seed 1 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,309,596 outstanding.

Voting Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Material Rights

Voting Rights of Securities Sold in this Offering

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the “CEO”), or his or her successor, is appointed as the Subscriber’s true and

lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

The total number of shares outstanding on a fully diluted basis, 65,343,724 shares, includes 60,730,128 shares of Common Stock (includes 5,415,000 shares to be issued pursuant to stock options), 3,304,000 shares of Class A Common Stock (includes 3,304,000 of shares to be issued pursuant to stock options for the Company's Equity Incentive Plan), and 1,309,596 shares of Series Seed 1 Preferred Stock.

Dividends

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike publicly traded companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series Seed-1

Preferred stock purchased through this Offering is subject to limitations of transfer. For instance, under Rule 144, the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series Seed-1 Preferred Stock in the amount of up to $2.8 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of its plans. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. With the increase in interest rates, it is currently a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series Seed-1 Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Other classes of Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Series Seed-1 Preferred Stock. In addition, if we need to raise more equity capital from the sale of preferred or common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational Doroni H1 or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Doroni Hl. Delays or cost overruns in the development of our Doroni H1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Doroni H1. Delays or cost overruns in the development of our Doroni H1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Series Seed-1 Preferred stock that an investor is buying has no voting rights attached to them. As such, you will be part of the minority shareholders of the Company with no control over say in the operations in the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. You are trusting that management will make the best decision for the company You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series Seed-1 Preferred Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it is because you think that Doroni is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company has two patents pending and one approved and published, in addition to trademarks, copyrights, internet domain names, and trade secrets (including issued Patent No. US D978,717 S). Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, FTR (Federal Travel Regulation) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Doroni or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Doroni Aerospace could harm our reputation and materially negatively impact our financial condition and business. Regulatory Risk Being in the aviation industry, we have to meet the FAA's LSA regulation standards. We have already started working with DER – which are Designated Engineering Representatives, to approve or recommend technical data to the FAA. Still, the FAA is a governing body and their regulations are subject to change. It is possible that the FAA may institute new regulations which may negatively impact our business and it's activities, potentially even rendering our business model unsustainable. Potential conflicts of interest The interests of the investors may be inconsistent in some respects with the interests of the Board of Directors and the Company's officers. Although the fiduciary obligations of the Board of Directors and the Company's officers require the Board of Directors and the Company's officers to exercise good faith and integrity in resolving any conflicts of interest, no assurances exist that any or all such conflicts will be resolved in a manner favorable to the investors. Global Economy The Company may be affected by economic, political and other factors affecting the United States or global economy. For example, during 2020 and continuing through 2023, there was a significant downturn in the global economy, leading to adverse business conditions and liquidity concerns in the various industries. It is unclear what continuing effect such events will have on the global economy or the Company. The company potentially could not meet LSA Requirements The Company's business model is contingent on its aircraft being classified as "Light Sport Aircraft" ("LSA") under the regulations established by the Federal Aviation Administration (FAA). To achieve LSA classification, the Company's aircraft must satisfy specific requirements outlined by the FAA. Failure to meet these strict requirements could result in the Company's aircraft not being eligible for LSA classification. If the Company's aircraft do not qualify as LSAs due to non-compliance with FAA regulations, the Company's operations, revenue, and future prospects may be significantly impacted. The Company might face restrictions on its target market, reduced customer demand, and increased compliance expenses. Furthermore, being unable to classify as an LSA could subject the Company to more stringent regulations, leading to potential delays and higher costs in obtaining necessary certifications. Any inability to meet the required criteria may have adverse effects on the Company's financial condition and operational capabilities. Under current regulations, operators of our aircraft will be required to hold a valid pilot's license. The issuance of such a pilot license is subject to the approval and discretion of the FAA and depends upon meeting its established criteria. The difficulty and/or inability or unwillingness of consumers to obtain the requisite licensing could adversely impact our projected future sales.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6, 2024.

Doroni Aerospace, Inc.

By /s/ *Doron Merdinger*

     Name: Doroni Aerospace, Inc.

     Title: President, CEO

Exhibit A

FINANCIAL STATEMENTS

DORONI AEROSPACE, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

- Balance Sheets 3
- Statements of Operations 4
- Statements of Changes in Stockholders' Equity 5
- Statements of Cash Flows 6
- Notes to Financial Statements 7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Doroni Aerospace, Inc.
Coral Springs, Florida

Opinion

We have audited the financial statements of Doroni Aerospace, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 2, 2024
Los Angeles, California

DORONI AEROSPACE INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	735,177	$	395,418
Prepaids and other current assets		389,975		513,929
Total current assets		**1,125,152**		**909,347**
Property and equipment, net		28,431		6,028
Right of use assets		303,057		454,586
Total assets	$	**1,456,640**	$	**1,369,961**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	20,600	$	69,839
Credit card		62,940		31,156
Right of use liability, current portion		133,031		136,924
Other current liabilities		16,209		16,982
Total current liabilities		**232,780**		**254,901**
Right of use liability		186,547		334,182
Other long-term liabilities		150,000		130,000
Total liabilities	$	**569,327**	$	**719,083**
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 100,000,000 shares authorized 55,317,151 and 55,315,128 shares issued and outstanding as of December 31, 2023 and 2022	$	175	$	175
Class A Common Stock, $0.00001 par, 20,000,000 shares authorized 0 and 0 shares issued and outstanding as of December 31, 2023 and 2022		-		-
Series Seed-1 Preferred Stock, $0.00001 par, 10,000,000 shares authorized 2,404,194 and 780,740 shares issued and outstanding as of December 31, 2023 and 2022		24		8
Additional Paid In Capital		6,901,054		3,264,962
Retained earnings/(Accumulated Deficit)		(6,013,940)		(2,614,267)
Total stockholders' equity		**887,313**		**650,878**
Total liabilities and stockholders' equity	$	**1,456,640**	$	**1,369,961**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of services	-	-
Gross profit	-	-
Operating expenses		
Research and development	974,261	810,107
General and administrative	2,350,683	1,542,610
Total operating expenses	3,324,944	2,352,717
Operating income/(loss)	(3,324,944)	(2,352,717)
Interest expense	(74,927)	(3,893)
Other income/(loss)	198	72
Income/(Loss) before provision for income taxes	(3,399,673)	(2,356,538)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	$ (3,399,673)	$ (2,356,538)

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Class A Common Stock		Series Seed-1 Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	14,399,119	$ 144	-	$ -	-	$ -	$ 480,024	$ (257,729)	$ 222,439
Stock forfeiture	(1,353,750)	-	-	-	-	-	-	-	-
Stock Split (4:1)	39,136,107	-	-	-	-	-	-	-	-
Issuance of common stock - Reg CF1	3,080,420	31	-	-	-	-	692,856	-	692,887
Issuance of common stock - broker compensation	53,232	-	-	-	-	-	13,308	-	13,308
Issuance of Seed 1 - Preferred stock - Reg CF2	-	-	-	-	774,917	8	1,328,811	-	1,328,819
Issuance of Seed 1 - Preferred stock - broker compensation	-	-	-	-	5,823	-	14,441	-	14,441
Offering costs	-	-	-	-	-	-	(136,069)	-	(136,069)
Share-Based Compensation	-	-	-	-	-	-	871,591	-	871,591
Net income/(loss)	-	-	-	-	-	-	-	(2,356,538)	(2,356,538)
Balance—December 31, 2022	55,315,128	$ 175	-	$ -	780,740	$ 8	$ 3,264,962	$ (2,614,267)	$ 650,878
Prior year adjustment	2,023	-	-	-	-	-	-	-	-
Issuance of Seed 1 - Preferred stock - Reg CF2	-	-	-	-	493,701	5	1,035,016	-	1,035,021
Issuance of Seed 1 - Preferred stock - Reg CF3	-	-	-	-	1,115,440	11	2,248,113	-	2,248,124
Issuance of Seed 1 - Preferred stock - Dealmaker	-	-	-	-	14,313	-	9,690	-	9,690
Offering costs	-	-	-	-	-	-	(171,042)	-	(171,042)
Share-Based Compensation	-	-	-	-	-	-	514,316	-	514,316
Net income/(loss)	-	-	-	-	-	-	-	(3,399,673)	(3,399,673)
Balance—December 31, 2023	55,317,151	$ 175	-	$ -	2,404,194	$ 24	$ 6,901,054	$ (6,013,940)	$ 887,313

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CASH FLOWS

As of December 31, (USD $ in Dollars)	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (3,399,673)	$ (2,356,538)
Adjustments to reconcile net income to net cash provided/(used)		
by operating activities:		
Depreciation and amortization	15,759	15,515
Share based compensation expense	514,316	871,591
Non-cash lease expense	12	16,520
Changes in operating assets and liabilities:		
Prepaids and other current assets	123,954	(169,329)
Accounts payable	(49,239)	69,839
Credit Card	31,784	3,891
Other liabilities	19,227	140,005
Net cash provided/(used) by operating activities	**(2,743,860)**	**(1,408,506)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(38,162)	(1,819)
Net cash used in investing activities	**(38,162)**	**(1,819)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock, net of offering costs	3,121,781	1,603,349
Net cash provided/(used) by financing activities	**3,121,781**	**1,603,349**
Change in cash & cash equivalents	339,759	193,024
Cash—beginning of the year	395,418	202,394
Cash—end of the year	**$ 735,177**	**$ 395,418**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ (74,927)	$ (3,893)
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Stock issued as broker commission	$ -	$ 14,441

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Doroni Aerospace LLC was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021 in the state of Delaware. The financial statements of Doroni Aerospace Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Coral Springs, Florida.

The Company is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product currently under development, the Doroni Hl, is a two seater personal eVTOL that is anticipated by the Company to be made available for public purchase which anyone can own, fly, and park in a standard two car garage. In order to get started, the Company anticipates that customers will need a current valid driver's license and completion of a 20-hour training course provided by the Company. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch in the beginning of 2026.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022 the Company's cash & cash equivalents exceeded FDIC insured limits by $485,177 and $145,418 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture & Fixtures	3 years
Tools, Machinery & Equipment	3 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company will earn revenues from sales of electrically powered vertical takeoff and landing vehicles.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred. Research and development expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $974,261 and $810,107.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs incurred during the years ended December 31, 2023, and 2022 are $352,487 and $169,243, respectively.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 2, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Prepaid expenses	$	33,931	$	96,005
Deposits		98,174		133,324
Escrow receivable		257,870		284,600
Total Prepaids and Other Current Assets	$	**389,975**	$	**513,929**

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Accrued Expenses		2,037		12,541
Tax Payable		14,172		4,443
Total Other Current Liabilities	$	**16,209**	$	**16,984**

Other long-term liabilities consist of the following items:

Other Long-term liabiliites

As of December 31,	2023	2022
Advances Received	150,000	130,000
Total Other Long-termLiabilities	$ 150,000	$ 130,000

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Computers	$ 23,191	$ 9,119
Tools, Machinery & Equipment	21,490	-
Furniture & Fixtures	2,600	-
Property and Equipment, at Cost	47,281	9,119
Accumulated depreciation	(18,850)	(3,091)
Property and Equipment, Net	$ 28,431	$ 6,028

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $15,759 and $2,888, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 55,317,151 and 55,315,128 Common Shares have been issued and outstanding, respectively.

Class A Common Stock

The Company is authorized to issue 20,000,000 shares designated as class A Common Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, no class A Common Shares have been issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 10,000,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2024, 2,404,194 and 780,740 Series Seed-1 Preferred Stock have been issued and outstanding, respectively.

6. SHARE-BASED COMPENSATION

During 2022, the Company adopted its 2022 Equity Incentive Plan (which may be referred to as the "Plan 1"). The Company reserved 1,353,750 shares of its Common Stock to Plan 1, and, in giving effect to a 1:4 stock split effected by the Company, there are now 5,415,000 shares of the Company's Common Stock allocated to the Plan 1, which provides for the grant of shares of stock options, stock appreciation rights, and other stock-based awards to employees, non-employee directors, and non-employee consultants.

During 2022, the Company adopted its 2022 Stock Plan (which may be referred to as the "Plan 2"). The Company reserved 3,304,000 shares of its Class A Common Stock and pursuant to the Plan 2, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	5.00 - 7.40
Risk-free interest rate	4.23%	2.41% - 4.25%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$ -	$ -	-
Granted	7,315,000	0.59	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	$ 7,315,000	$ 0.59	9.39
Granted	1,658,611	0.04	-
Exercised	-	-	-
Expired/Cancelled	(1,720,000)	(0.47)	-
Outstanding at December 31, 2023	$ 7,253,611	$ 0.59	8.58

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

7.   LEASES

In November 2022, the Company entered into a lease agreement to rent its primary business premises. The lease has an original period expiring on December 31, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2023, and 2022 is 2 years and 3 years, respectively.

The weighted average discount rate used for the years ended December 31, 2023, and 2022 was 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

For Year Ended December 31,		
2024	$	181,350
2025		190,418
Thereafter		-
Undiscounted lease payments		371,768
Less: Present value discount	-	33,693
Total	$	**338,075**

8.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

9.   INCOME TAXES

The provision for income taxes consists of the following:

As of December 31,		2023		2022
Net Operating Loss	$	(1,009,703)	$	(699,892)
Valuation Allowance		1,009,703		699,892
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(1,738,638)	$	(728,935)
Valuation Allowance		1,738,638		728,935
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,854,002. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through May 2, 2024, which is the issuance date of these financial statements.

In 2024, the Company issued 60,887 shares of Series Seed-1 Preferred Stock for gross proceeds of $151,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net operating loss of $3,399,673, an accumulated deficit of $6,013,940, an operating cash flow loss of $2,743,860, and liquid assets in cash of $735,177. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

      I, Doron Merdinger, Principal Executive Officer of Doroni Aerospace, Inc., hereby certify that the financial statements of Doroni Aerospace, Inc. included in this Report are true and complete in all material respects.

Doron Merdinger

President, CEO